UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66292

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADEMAS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

NYSE TRADING FLOOR, 11 WALL STREET
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM (Name) 516-526-1586 (Area Code – Telephone Number) ALAN.KRIM@TRADEMAS.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAINES AND FISCHER LLP
(Name – if individual, state last, first, and middle name)

555 FIFTH AVE - STE 901 (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

NOV 5, 2009 (Date of Registration with PCAOB)(if applicable) 3760 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK MASIELLO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRADEMAS INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PETELMEERA R CARR
Notary Public - State of New York
NO. 01CA6334699
Qualified in Queens County
My Commission Expires Dec 21, 2023

Signature:

Title: CEO

2/28/2022

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRADEMAS, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-S(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

TRADEMAS, INC.

DECEMBER 31, 2021

TABLE OF CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of TradeMas Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TradeMas Inc. (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Raines & Fischer LLP

New York, New York
April 13, 2022

TradeMas Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS:

Cash and cash equivalents	$ 278,182
Commissions and rebates receivable	1,378,336
Due from clearing broker	113,244
Fixed assets, net of accumulated depreciation of $82,780	27,593
Security deposit	17,930
Prepaid expenses	1,438
Employee loan	6,000
Total assets	$ 1,822,723

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 639,411
Auto loan payable	52,407
Options short	15,420
Total liabilities	707,238

Commitments & Contingencies

Stockholder's Equity:

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	25,000
Retained earnings	1,090,485
Total stockholder's equity	1,115,485
Total liabilities and Stockholder's Equity	$ 1,822,723

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2021

Note 1-Organization and Nature of Business

TradeMas Inc. (The "Company") operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer

The Company is a New York corporation, formed on March 21, 2018, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions.

Note 2 - Summary of Significant Accounting Policies

New Accounting pronouncements
ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company adopted this new standard using the modified retrospective approach as of January 1, 2018. This adoption did not have a material effect on the financial statements.

ASU 2016-02, Leases (Topic 842). In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. This adoption did not have a material effect on the financial statements.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2021

Note 2- Summary of Significant Accounting Policies (Continued)

Accounts Receivable Reserve
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at December 31, 2021.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Effective July 1, 2018, the Company adopted the new revenue recognition standard established by the Financial Accounting Standards Board ("FASB"): ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The company has assessed the effect that Topic 606 (as amended) has had on its results of operations, financial position and cash flows and has determined that all revenues have been fully earned as of December 31, 2021. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2021

Note 2- Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e., 2018, 2019, and 2020) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Fair Value Measurements

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Options Contracts: The Company values options that are listed on a national securities exchange at their last reported price. The Company values options traded in the over the counter ("OTC") markets using the midpoint between the last reported bid and ask prices. Options are generally categorized in Level 1 or 2 of the fair value hierarchy. At December 31, 2021, the Company had a liability for options short in the amount of $15,420 which are classified as Level 1.

Concentration of Credit Risk

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated; reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits

The responsibility for processing customer activity rests with the Company's clearing firm, Vision Financial Markets, LLC. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non- performance.

5

Note 2- Summary of Significant Accounting Policies (Continued)

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Note 3 -Profit Sharing Plan

The Company has no profit sharing plan as of fiscal year ending December 31, 2021.

Note 4 – Commitments and Contingencies

The Company was investigated by NYSE American LLC.:

The Company allegedly violated NYSE American rule 16 in Connection with its handling of a customer options order on The NYSE American options exchange. Specifically, it allegedly Failed to adhere to the principles of good business practice in The conduct of its business affairs by taking the order away
To another exchange for execution without customer notice Or approval, ultimately resulting in an inferior execution Price for the end customer. Without admitting or denying the allegations, on December 30, 2021, the Company reached a settlement pursuant to which it was censured and fined $9,500.

The Company was investigated by the New York Stock Exchange
Without admitting or denying the findings, the Company consented to the sanctions and to the entry of findings that it violated rule 15c3-5 of the Securities Exchange Act of 1934 (the market access rule), by failing to establish, document, and maintain a system of risk management controls and supervisory procedures reasonably designed to manage the financial and regulatory risks of its business activity, including in connection with implementing customer credit thresholds, the conducting of annual reviews, and the completion of required certifications; and violated NYSE rule 3110 by failing to establish and maintain a supervisory system reasonably designed to achieve compliance with applicable laws, rules, and regulations. The findings stated that the Company's written supervisory procedures (WSPS) state that it took various factors into account when establishing credit thresholds, including an analysis of historical customer activity, financial condition, trading patterns, and other matters the Company may deem necessary. While the Company maintained records that reflected its review of customer trading patterns, it did not maintain record substantiating the required due diligence as to its customers' business or financial conditions. Also, the Company implemented a credit threshold for one customer that was unreasonably large. During the six-month

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2021

Note 4 – Commitments and Contingencies (Continued)

period of approximately April 2018 to September 2018, the Company applied to that customer a credit limit across multiple mnemonics which, in the aggregate, totaled a credit limit in the tens of billions of dollars. The Company failed to document or provide a reasonable basis for how this customer's financial condition and trading warranted such a limit. In addition, the Company's WSPS indicate that it would apply a multiple of 1.25 to a customer's prior trading activity when evaluating the appropriateness of credit thresholds. However, the aggregate credit thresholds that the Company afforded numerous customers exceeded a multiple of 1.25. The Company lacked any documentation memorializing the reason for this determination. The findings also stated that the Company failed to produce complete documentation substantiating that it had satisfied all elements of the required market access rule annual review for 2018 and 2019. The Company also failed to certify compliance with the market access rule or specifically certify that it had conducted its market access rule annual reviews for 2018 and 2019. In addition, the Company's WSPS lacked sufficient detail with respect to how its market access rule annual reviews were to be conducted. Without admitting or denying the allegations, on April 12, 2021, the Company reached a settlement pursuant to which it was censured and fined $20,000.

In addition, currently pending before the arbitration facilities of the Financial Industry Regulatory Authority ("FINRA") is the matter entitled Kirk Katzburg v. Thea D'Adamo aka Thea DePaola, TradeMas, Inc. and Frank Masiello, FINRA Case No. 20-01821.

Kirk Katzburg ("Katzburg") had been an associated person of TradeMas, Inc., executing orders in the Company's Options Division. On the evening of May 7, 2020, the Head of TradeMas's Options Division discovered that Katzburg had been disclosing confidential customer information to unauthorized third parties. The Company's CEO and the Head of its Options Division confronted Katzburg the following morning, May 8, 2020. Katzburg agreed to resign.

Immediately following his resignation, as required to prevent Katzburg from causing further harm, a representative of the Company informed the customers of Katzburg's misconduct. The Company also notified regulatory authorities. In his arbitration claim, Katzburg alleges that the Head of the Options Division had no right to review his business-related communications, and that upon finding evidence of his wrongdoing had no right to warn customers about his actions. As a result of these warnings, Katzburg claims, he sustained a loss of customer business and revenues. On that basis, he seeks recovery for alleged "tortious interference with customer relations" and other alleged causes of action. His claims are against TradeMas, Inc.; Thea DePaola (Head of TradeMas's Options Division); and Frank Masiello (TradeMas's CEO) (collectively, the "Respondents"). He seeks damages of $1,655,000, plus punitive damages of $4,965,000.

The outcome of a contested arbitration cannot be predicted with certainty. Nevertheless, the evidence generated in this case, through a protracted course of discovery, convincingly demonstrates Katzburg's claim to be devoid of merit.

The case is being vigorously defended, and in the estimation of the Company's legal counsel, it is highly probable that it will conclude with a dismissal of all of Katzburg's claims and an award to him of zero dollars. Because Katzburg's claims appear not only to be frivolous, but also to have been asserted in bad faith, the Respondents have further requested that the Arbitration Panel reimburse their legal fees and forum expenses.

In March 2022, an evidentiary hearing began in New York.

Note 5 – Cash

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days.

At December 31, 2021, cash of $278,182 was held in interest-bearing accounts at Signature Bank. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with Vision Financial Markets LLC. to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceeds amounts covered by insurance provided by the FDIC and SIPC

Note 6 - Due From Broker

At December 31, 2021, all of the investments in securities owned and securities sold were maintained with a clearing broker and the Company had the majority of its individual counterparty concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, proceeds received from securities sold, but not yet purchased, and the net amount receivable or payable for securities transactions that had not settled at December 31, 2021. At December 31, 2021, the Company held cash of $113,244 at Vision Financial Markets, LLC.

Note 7– Covid-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The impact of the continuing Coronavirus (Covid-19) could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. The outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results

Note 8 - Financial Instruments and Risk

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impact its ability to conduct its business and could cause losses to be incurred. The Company does not anticipate nonperformance by customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2021

Note 8–Financial Instruments and Risk (Continued)

Short selling, or the sale of securities not owned by the Company, and options written, both expose the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly, and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.

The clearing and depository operations for the Company's investment transactions are provided by one broker. At December 31, 2021, all of the investments owned and sold short reflected in the statement of financial condition were held by this broker. Investments owned and investments sold short are subject to margin requirements.

Note 9- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $128,201, which was $82,079 in excess of its required minimum net capital of $46,121. The Company's ratio of aggregate indebtedness to net capital was 539.63% as of December 31, 2021.

Note 10 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 11 – Fixed Assets

Automobile
The Company has an automobile which is depreciated under a straight-line method over 5 years.

Note 12 – Notes Payable

PPP Loan
The Company received a loan from Signature Bank in the amount of $189,000 under the Paycheck Protection Program established by the Coronavirus Aid, Relief. and Economic Security (CARES) Act. The loan is subject to a note dated May 5, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bore interest at a rate of 1% and was payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan covid may be repaid at any time with no prepayment penalty. The Company received the loan on May 5, 2020, and had the loan forgiven on August 25. 2021, and accordingly reported this as other income on that date.

Auto Loan
On November 10, 2019, the Company received a loan under the stockholder's name from Wells Fargo in the amount of $85,000 for the purchase of a Company's vehicle. The loan bears interest at a rate of 4% and is payable in monthly installments of principal and interest over 72 months beginning 1 month from the date of the note. As of December 31, 2021 and the year then ended, the loan had a principal balance and interest expense of $52,407 and $2,413, respectively. Principal payments on this loan vary from month to month, however, they will total approximately $13,000 per year over the next four years.

Note 13- Options Short

The Company sold options short and was covered the next trading day January 3, 2022. The option short was priced at market value on December 31, 2021 in the amount of $15,420.

Note 14 - Commitments

Office Space

The Company entered into two twelve month term occupancy agreements commencing January 1, 2021 through December 31, 2021 and one month to month lease. The two twelve month leases are both automatically renewed. Minimum aggregate annual future rentals for office space at December 31, 2021 are approximately as follows:

For the Year ending December 31:	Amount
2022	$170,500

10

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2021

Note 15 - Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 16 - Subsequent Events

The Company has evaluated subsequent events through April 13, 2022, the date these financial statements were available to be issued, and has determined there are no subsequent events to be reported.

Note 17 – Prior-Period Adjustment

Retained earnings at the beginning of 2021 has been adjusted to correct errors in the amount of $83,403 made in 2020, in recording of revenues and errors in recording of expenses in the amount of $5,961 made in 2020. Had the errors not been made, net income of 2020 would have decreased by $77,442.

Note 18 – Commissions and Rebates Receivable

The Company has outstanding receivables consisting of commissions and rebates earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully receivable, and accordingly, no allowance for doubtful accounts has been established. As of December 31, 2021, the Company held $1,378,336 in commissions and rebate receivables.